September 4, 2014

VIA EDGAR
Kevin Woody, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    ARMOUR Residential REIT, Inc.
Form 10-K
Filed February 27, 2014 File No. 001-34766
Dear Mr. Woody:
ARMOUR Residential REIT, Inc. (the "Company") hereby responds to the Commission Staff's comment letter, dated August 14, 2014, regarding the Company's Form 10-K filed on February 27, 2014.
Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.
Form 10-K for the year ended December 31, 2013
Item 1A. Risk Factors, page 7
“We leverage our portfolio investments in Agency Securities...,” page 17

1.
In future Exchange Act periodic reports, and to the extent applicable, please name any repurchase agreement lenders holding collateral in excess of 5% of stockholder’s equity in your risk factor related to repurchase agreements.

As of the most recent balance sheet date, there were no repurchase agreement lenders that held excess collateral in excess of 5% of the Company’s stockholders’ equity. In future filings, and to the extent applicable, we undertake to name any repurchase agreement lenders holding excess collateral in excess of 5% of the Company’s stockholders’ equity as of the most recent balance sheet date.

Kevin Woody, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
September 4, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Repurchase Agreements, page 47

2.
Please tell us if the amount at risk under repurchase agreements with any individual counterparty or group of related counterparties exceeds 10% of stockholders’ equity as of the most recent balance sheet date. To the extent such amounts exceed 10%, disclose in future filings, the name of each counterparty or group of related counterparties, the amount of risk with each and the weighted average maturity of repurchase agreements with each. Within your response provide an example of your intended disclosure.

There were no individual counterparties or group of related counterparties with whom the amount at risk under repurchase agreements exceeded 10% of the Company’s stockholders’ equity as of the most recent balance sheet date. The Company views excess collateral as the amount at risk for the purposes of this calculation.
In the future, if the amount at risk under repurchase agreements with any individual counterparty or group of related counterparties exceeds 10% of the Company’s stockholders’ equity as of the most recent balance sheet date, we undertake to provide disclosure in the following format.

Name of Individual Counterparty or Group of Related Counterparties	Amount of Risk	Weighted Average Maturity of Repurchase Agreements
XXX	XXX	XXX

Financial Statements
Notes to Consolidated Financial Statements
Note 5 - Fair Value of Financial Instruments, page F-14

3.	Please clarify why cash balances posted to or held by counterparties as collateral are classified as Level 2 within the fair value hierarchy.

We classified cash collateral posted and cash collateral held as Level 2 within the fair value hierarchy because they are integrally related to the Company’s repurchase financing and interest rate swap agreements, which are classified as Level 2. In each case, they have characteristics that market participants might consider in determining fair value. For example, cash collateral posted to our counterparties (even commercial bank counterparties) are not demand deposit accounts and are therefore potentially subject to limitations on access and funds availability. Cash collateral held represents the Company’s liability to return cash we have received. The Company is not required to hold that cash collateral received in segregated accounts and therefore, counterparties would likely view this differently

Kevin Woody, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
September 4, 2014

than a bank demand deposit account. Also, in evaluating these characteristics, market participants would likely look to observable inputs such as whether the related repurchase financing or interest rate swap agreements were subject to substantial commercial dispute or whether one of the counterparties was experiencing financial distress. These tend to be binary conditions, which have not been present at any prior reporting date, and accordingly, have had no appreciable impact on our previous estimates of fair values. However, under different circumstances if one or both conditions were to occur, they could potentially significantly affect fair value. While we have noticed a diversity in practice among registrants in classifying similar items as Level 1 and Level 2, the Company concluded that Level 2 classification was more appropriate in its circumstances.

Form 10-Q for the period ended March 31, 2014
Financial Statements
Notes to Condensed Financial Statements
Note 6 - Repurchase Agreements, page 17

4.	Please tell us why the weighted average contractual rates presented are significantly higher for the period ended March 31, 2014 compared to the year ended December 31, 2013.

Please note that the March 31, 2014 weighted average contractual rates column contained display formatting errors as a result of a system setting that was inadvertently changed in our final filing process. For example, the March 31, 2014 total weighted average contractual rate was inadvertently disclosed as 37.50% and should have been disclosed as 0.375%. The June 30, 2014 weighted average contractual rates were properly disclosed. For example, the June 30, 2014 total weighted average contractual rate was properly disclosed as 0.39% in the Company’s Form 10-Q for the quarter ended June 30, 2014. We are implementing certain system edit checks for data validity and version change validation procedures designed to timely detect and correct any similar errors in the future.

* * * * *

Kevin Woody, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
September 4, 2014

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (772) 617-4340.
Sincerely,
ARMOUR Residential REIT, Inc.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer
cc:    Shannon Sobotka, Staff Accountant
United States Securities and Exchange Commission
Sandra Hunter, Staff Attorney
United States Securities and Exchange Commission
Kristina Aberg, Attorney-Advisor
United States Securities and Exchange Commission